Exhibit F

August 12, 2019 Cover Letter

Alternative Investment Partners 100 Front Street West Conshohocken, PA 19428

If You Do Not Want to Sell Your Shares at This Time,

Please Disregard This Notice.

This Is Solely Notification of the Fund’s Tender Offer.

August 12, 2019

Dear AIP Multi-Strategy Fund P Shareholder:

We are writing to inform you that, due to an administrative oversight, the September 30, 2019 tender offer document for AIP Multi-Strategy Fund P (the “Fund”) may not have been sent to your attention as of its scheduled mailing date of May 28, 2019.

Enclosed is the September 30, 2019 tender offer document. Should you wish to tender any of your Shares for purchase by the Fund please complete and return the enclosed Letter of Transmittal by no later than September 9, 2019.

If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

If you did receive the May 28, 2019 tender offer documents and have already returned a Letter of Transmittal, your instructions will be honored and no further action is required on your part.

All tenders of Shares must be received by the Fund, either by mail or by fax, in good order by no later than September 9, 2019.

If we may be of further assistance, please contact us by calling one of our dedicated account representatives at (800) 421-7572, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time.

Sincerely,

AIP Multi-Strategy Fund P

F-1